November 20, 2008
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Medical Properties Trust, Inc. Form 10-K for the year ended December 31, 2007 Filed March 14, 2008 File No. 1-32559
Dear Mr. Woody:
The purpose of this letter is to respond to your letter dated November 6, 2008. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the year ended December 31, 2007
Item 7A Quantitative and Qualitative Disclosures about Market Risk
1. Include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your fixed rate debt.
We analyzed the fair value risk associated with our fixed rate debt at December 31, 2007 including performing an analysis of how sensitive the fair value of our fixed rate debt is to changes in market interest rates. Our analysis showed that using a hypothetical one-percentage point change in market interest rates, the fair value of our fixed rate debt at December 31, 2007 changed by approximately $4 million, which is less than 1% of the total fair value of debt disclosed in Note 10 to the 2007 Form 10-K. Because the results of our sensitivity analysis were insignificant and because we believe that changes in the fair value of our fixed rate debt will impact the financials only if we repurchase our debt prior to maturity, we determined that no additional disclosure was needed for the users of our financial statements to understand the market risks associated with our debt.

Kevin Woody
Securities and Exchange Commission
Financial Statements
7. Stock Awards, page 53
2. We note that management has determined that there were no core performance (“CPRE”) awards or superior performance (“SPRE”) awards earned during 2007. We understand that management’s independent third party consultant determined the 2007 value of these management incentive plan awards using the Monte Carlo simulation method. Please tell us and disclose the nature and extent of the third party’s involvement in reaching your conclusion that no CPRE or SPRE awards were earned in 2007.
For our CPRE and SPRE awards, our third party consultant assisted us at the time of grant in determining the value of the awards and the implicit service period for each award. The awards are not earned (vested) by the recipient until our stock price or total shareholder return reaches certain defined targets over periods which can be up to seven years. The stock price targets nor the shareholder return targets were reached in 2007. Thus, no shares under the CPRE and SPRE awards were earned (vested) in 2007. Our consultant did not assist us in determining whether the awards were earned by the recipient. Rather, this determination was made by the Compensation Committee of our Board of Directors based solely on the quantitative aspects of the awards. Although the awards were not earned, we did recognize stock compensation expense in 2007 from the grant date through year-end based on the award value and implicit service period.
Schedule III — Real Estate Investments and Accumulated Depreciation, page 67
3. It appears that the end of period balances for cost and accumulated depreciation as of December 31, 2006 do not reconcile to your consolidated balance sheet. Please advise.
In Schedule III, we include land, buildings and improvements, and accumulated depreciation of our real estate assets held for use and held for sale. However, we exclude construction in progress, intangible lease assets (and related accumulated amortization) and mortgage loans from Schedule III. A reconciliation of cost and accumulated depreciation in Schedule III to the Balance Sheet as of December 31, 2006 is as follows (in dollars):

	Balance	Schedule
Account	Sheet	III	Difference

Land	33,809,594
Buildings and Improvements	387,770,513

	421,580,107	486,435,507	64,855,400
Accumulated Depreciation	(10,758,514)	(12,289,532)	(1,531,018)

	410,821,593	474,145,975	63,324,382

The $63.3 million difference noted in the table above represents the real estate assets classified as held for sale in our Balance Sheet as of December 31, 2006. We included these assets in Schedule III showing separately the cost of $64,855,400 and accumulated depreciation of $1,531,018 but separately presented these assets, net on the Balance Sheet.

Kevin Woody
Securities and Exchange Commission
Although we believe Schedule III in the 2007 Form 10-K provides the necessary information to the users of our financial statements, we do recognize that reconciling Schedule III back to the Balance Sheet may be difficult. Thus in future filings, we plan to add notes to Schedule III that clearly explain what Balance Sheet lines items are included and excluded.
Form 10-Q for the Quarterly Period ended June 30, 2008
Critical Accounting Policies
Accounting for Derivative Financial Instruments and Hedging Activities, pages 13 to 14
4. We note your disclosure that the FASB issued a new accounting pronouncement which you believe will impact your accounting for the embedded conversion features on your exchangeable notes issued in 2006 and 2008. While you indicate that you are currently evaluating the impact of this pronouncement, you have disclosed that this statement will require that you restate your financial statements in future filings. Please revise your disclosure to name the specific pronouncement which you refer and to discuss and quantify the potential impact of the adoption will have on your financial statements.
The new pronouncement we are referring to is named FASB Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)”. Although we do not refer to it by name in the Critical Accounting Policies section as you note, we do refer to it as a new pronouncement, and then refer to it by name within the New Accounting Pronouncement section within Note 2 of the Form 10-Q. In both the Critical Accounting Policies section and the New Accounting Pronouncement section of the Form 10-Q, we attempted to tell the reader as much as we could about the potential impact of this new accounting standard based on the information we had at the time we filed the Form 10-Q. We intend to quantify the impact of the adoption of this new accounting pronouncement during the fourth quarter of 2008, which will enable us to disclose the impact to our financial statements in our 2008 Form 10-K.
In responding to your comments, please be advised that Medical Properties Trust, Inc. acknowledges that:
1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Kevin Woody
Securities and Exchange Commission
To the extent applicable, we will modify our disclosures in our Form 10-K for the year ended December 31, 2008 and in future Form 10-Q filings beginning with the quarter ending March 31, 2009 to incorporate our responses in this letter.
Should you have any questions or further comments, please contact the undersigned at 205-969-3755.
Very truly yours,
MEDICAL PROPERTIES TRUST, INC.
/s/ R. Steven Hamner

By R. Steven Hamner

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